UNITED
STATES
SECURITIES
AND
EXCHANGE
COMMISSION
Washington,
D.C.
20549


SCHEDULE
13D


Under
the
Securities
Exchange
Act
of
1934
(Amendment
No.
4)


NXT
ENERGY
SOLUTIONS,
INC


(Name
of
Issuer)


Common
Shares


(Title
of
Class
of
Securities)


62948Q107


(CUSIP
Number)


Mr.
Michael
Mork
132
Mill
Street,
Suite
204
Healdsburg,
CA
95448
Telephone:
(707)
431-1057


(Name,
Address
and
Telephone
Number
of
Person
Authorized
to
Receive
Notices
and
Communications)
January
11,
2023


(Date
of
Event
which
Requires
Filing
of
this
Statement)


If
the
filing
person
has
previously
filed
a
statement
on
Schedule
13G
to
report
the
acquisition
that
is
the
subject
of
this
Schedule
13D,
and
is
filing
this
schedule
because
of
240.13d-1(e),
240.13d-1(f)
or
240.13d-1(g),
check
the
following
box
[
].


Note:
Schedules
filed
in
paper
format
shall
include
a
signed
original
and
five
copies
of
the
schedule,
including
all
exhibits.
See
240.13d-7(b)
for
other
parties
to
whom
copies
are
to
be
sent.


*The
remainder
of
this
cover
page
shall
be
filled
out
for
a
reporting
persons
initial
filing
on
this
form
with
respect
to
the
subject
class
of
securities,
and
for
any
subsequent
amendment
containing
information
which
would
alter
disclosures
provided
in
a
prior
cover
page.


The
information
required
on
the
remainder
of
this
cover
page
shall
not
be
deemed
to
be
filed
for
the
purpose
of
Section
18
of
the
Securities
Exchange
Act
of
1934
(Act)
or
otherwise
subject
to
the
liabilities
of
that
section
of
the
Act
but
shall
be
subject
to
all
other
provisions
of
the
Act
(however,
see
the
Notes).



CUSIP
No.
62948Q107
SCHEDULE
13D/A
Page
2
of
9


1NAMESOFREPORTINGPERSONSI.R.S.IDENTIFICATIONNOS.OFABOVEPERSONS(ENTITIESONLY)
MCAPM,L.P.
2CHECKTHEAPPROPRIATEBOXIFAMEMBEROFAGROUP*
(a)[x]
(b)[]
SEC
USE
ONLY


4SOURCEOFFUNDS(SeeInstructions)
WC
5CHECKIFDISCLOSUREOFLEGALPROCEEDINGSISREQUIREDPURSUANTTOITEMS2(D)OR2(E)
[]
6CITIZENSHIPORPLACEOFORGANIZATIONCalifornia
NUMBER
OF


SOLE
VOTING
POWER


7


SHARES


0


BENEFICIALLY
SHARED
VOTING
POWER


8


OWNED
BY


12035000


SOLE
DISPOSITIVE
POWER


EACH
9


REPORTING


0


10
10
SHARED
DISPOSITIVE
POWER


PERSON


12035000


WITH


11AGGREGATEAMOUNTBENEFICIALLYOWNEDBYEACHREPORTINGPERSON14921233
12CHECKBOXIFTHEAGGREGATEAMOUNTINROW(11)EXCLUDESCERTAINSHARES(SeeInstructions)
[]
13PERCENTOFCLASSREPRESENTEDBYAMOUNTINROW(11)
19.3
TYPE
OF
REPORTING
PERSON
(See
Instructions)


PN



CUSIP
No.
62948Q107
SCHEDULE
13D/A
Page
3
of
9


1NAMESOFREPORTINGPERSONSI.R.S.IDENTIFICATIONNOS.OFABOVEPERSONS(ENTITIESONLY)
MorkCapitalManagement,LLC
2CHECKTHEAPPROPRIATEBOXIFAMEMBEROFAGROUP*
(a)[x]
(b)[]
SEC
USE
ONLY


4SOURCEOFFUNDS(SeeInstructions)
OO
5CHECKIFDISCLOSUREOFLEGALPROCEEDINGSISREQUIREDPURSUANTTOITEMS2(D)OR2(E)
[]
6CITIZENSHIPORPLACEOFORGANIZATIONCalifornia
NUMBER
OF


SOLE
VOTING
POWER


7


SHARES


0


BENEFICIALLY
SHARED
VOTING
POWER


8


OWNED
BY


12035000


SOLE
DISPOSITIVE
POWER


EACH
9


REPORTING


0


10
10
SHARED
DISPOSITIVE
POWER


PERSON


12035000


WITH


11AGGREGATEAMOUNTBENEFICIALLYOWNEDBYEACHREPORTINGPERSON14921233
12CHECKBOXIFTHEAGGREGATEAMOUNTINROW(11)EXCLUDESCERTAINSHARES(SeeInstructions)
[]
13PERCENTOFCLASSREPRESENTEDBYAMOUNTINROW(11)
19.3
TYPE
OF
REPORTING
PERSON
(See
Instructions)


IA



CUSIP
No.
62948Q107
SCHEDULE
13D/A
Page
4
of
9


1NAMESOFREPORTINGPERSONSI.R.S.IDENTIFICATIONNOS.OFABOVEPERSONS(ENTITIESONLY)
MichaelMork
2CHECKTHEAPPROPRIATEBOXIFAMEMBEROFAGROUP*
(a)[x]
(b)[]
SEC
USE
ONLY


4SOURCEOFFUNDS(SeeInstructions)
PF
5CHECKIFDISCLOSUREOFLEGALPROCEEDINGSISREQUIREDPURSUANTTOITEMS2(D)OR2(E)
[]
6CITIZENSHIPORPLACEOFORGANIZATIONCalifornia
NUMBER
OF


SOLE
VOTING
POWER


7


SHARES


2886233


BENEFICIALLY
SHARED
VOTING
POWER


8


OWNED
BY


12035000


SOLE
DISPOSITIVE
POWER


EACH
9


REPORTING


2886233


10
10
SHARED
DISPOSITIVE
POWER


PERSON


12035000


WITH


11AGGREGATEAMOUNTBENEFICIALLYOWNEDBYEACHREPORTINGPERSON14921233
12CHECKBOXIFTHEAGGREGATEAMOUNTINROW(11)EXCLUDESCERTAINSHARES(SeeInstructions)
[]
13PERCENTOFCLASSREPRESENTEDBYAMOUNTINROW(11)
19.3
TYPE
OF
REPORTING
PERSON
(See
Instructions)


IN



This
Amendment
No.
4
amends
the
Schedule
13D/A
filed
by
the
undersigned
on
February
11,
2019.


Item
2.
Identity
and
Background


Item
2
regarding
the
Reporting
Persons
is
hereby
amended
and
restated
as
follows:


(a)
This
Schedule
13D/A
is
being
filed
on
behalf
of
Mork
Capital
Management,
LLC
(Mork
Capital),
MCAPM,
L.P.,
and
Michael
Mork,
who
are
collectively
referred
to
herein
as
the
Reporting
Persons.
(b)
The
address
of
the
principal
business
office
of
the
Reporting
Persons
is
132
Mill
St.,
Suite
204,
Healdsburg,
CA
95448.
(c)
Mork
Capital
serves
as
the
investment
adviser
and
general
partner
of
MCAPM,
L.P.
which
is
a
private
investment
fund
engaged
in
the
purchase
and
sale
of
securities.
Michael
Mork
is
the
owner
and
Managing
Member
of
Mork
Capital.
The
principal
occupation
of
Michael
Mork
is
investment
management.
(d)
During
the
past
five
years,
none
of
the
Reporting
Persons
have
been
convicted
in
a
criminal
proceeding
(excluding
traffic
violations
or
similar
misdemeanors).
(e)
During
the
past
five
years,
none
of
the
Reporting
Persons
have
been
a
party
to
a
civil
proceeding
of
a
judicial
or
administrative
body
of
competent
jurisdiction
and,
as
a
result
of
such
proceeding,
was
or
is
subject
to
a
judgment,
decree
or
final
order
enjoining
future
violations
of,
or
prohibiting
or
mandating
activities
subject
to,
Federal
or
State
securities
laws
or
finding
any
violation
with
respect
to
such
laws.
(f)
Please
refer
to
row
6
of
the
respective
cover
pages.


Item
3.
Source
and
Amount
of
Funds
or
Other
Considerations


Item
3
is
hereby
amended
to
reflect
and
include
the
following:


On
December
2,
2022,
NXT
Energy
Solutions,
Inc
(the
Issuer)
announced
the
closing
of
its
Rights
Offering,
which
subsequently
increased
the
Issuers
outstanding
common
shares
to
67,776,293
thereby
changing
the
beneficial
ownership
of
MCAPM,
L.P,
Mork
Capital
Management,
and
Michael
Mork
to
9.1%.


On
January
11,
2023,
MCAPM,
L.P.
acquired
an
additional
7,500,000
shares
of
the
Issuers
common
shares
through
a
non-brokered
private
placement.
The
cost
to
purchase
these
additional
shares
was
US
$1,070,957.82
and
came
from
MCAPM,
L.P.s
working
capital.


On
January
11,
2023,
Michael
Mork
acquired
an
additional
1,250,000
shares
of
the
Issuers
common
shares
through
a
non-brokered
private
placement.
The
cost
to
purchase
these
additional
shares
was
US
$179,914.31
and
came
from
Mr.
Morks
personal
assets.


Item
4.
Purpose
of
Transaction


No
changes.



Item
5.
Interest
in
Securities
of
the
Issuer


Item
5
is
hereby
amended
and
restated
to
read
as
follows:


The
percentages
used
in
this
filing
are
calculated
based
on
the
number
of
outstanding
shares
of
the
Issuers
common
shares,
which
was
reported
by
the
Issuer
as
77,134,575
at
the
time
of
the
additional
share
acquisition.


(A)
MCAPM,
L.P.
(a)
Aggregate
number
of
shares
beneficially
owned:
12,035,000
Percentage:
15.6%
(b)
1.
Sole
power
to
vote
or
to
direct
vote:
0
2.
Shared
power
to
vote
or
to
direct
vote:
12,035,000
3.
Sole
power
to
dispose
or
to
direct
the
disposition:
0
4.
Shared
power
to
dispose
or
to
direct
disposition:
12,035,000




(c)
On
January
11,
2023,
MCAPM,
L.P.
acquired
an
additional
7,500,000
shares
of
the
Issuers
common
shares
at
US
$0.1428
per
share,
through
a
non-brokered
private
placement.
The
cost
to
purchase
these
additional
shares
was
US
$1,070,957.82.
(d)
Mork
Capital
Management,
LLC
serves
as
the
investment
adviser
and
General
Partner
of
MCAPM,
L.P.
and
as
such
has
discretionary
authority
to
vote
and
dispose
of
shares
of
the
Issuers
common
shares.
Also,
because
Mr.
Michael
Mork
is
the
owner
and
Chief
Executive
Officer
of
Mork
Capital
Management,
LLC,
he
has
the
power
to
direct
the
affairs
of
both
Mork
Capital
Management,
LLC
and
MCAPM,
L.P.,
including
the
voting
and
disposition
of
shares
of
the
Issuers
common
shares
held
in
the
name
of
MCAPM,


L.P.
Therefore,
both
Mork
Capital
Management,
LLC
and
Mr.
Michael
Mork
are
deemed
to
share
voting
and
disposition
power
with
MCAPM,
L.P.
with
regard
to
those
shares.


(B)
Mork
Capital
Management,
LLC
(a)
Aggregate
number
of
shares
beneficially
owned:
12,035,000
Percentage:
15.6%
(b)
1.
Sole
power
to
vote
or
to
direct
vote:
0
2.
Shared
power
to
vote
or
to
direct
vote:
12,035,000
3.
Sole
power
to
dispose
or
to
direct
the
disposition:
0
4.
Shared
power
to
dispose
or
to
direct
disposition:
12,035,000




(c)
Mork
Capital
Management,
LLC
has
made
no
purchases
of
the
Issuers
common
shares
for
its
own
account.
As
investment
adviser,
it
purchases
and
sells
securities
on
behalf
of
its
clients.
(d)
Mork
Capital
Management,
LLC
serves
as
the
investment
adviser
and
General
Partner
of
MCAPM,
L.P.
and
as
such
has
discretionary
authority
to
vote
and
dispose
of
shares
of
the
Issuers
common
shares.
Also,
because
Mr.
Michael
Mork
is
the
owner
and
Chief
Executive
Officer
of
Mork
Capital
Management,
LLC,
he
has
the
power
to
direct
the
affairs
of
both
Mork
Capital
Management,
LLC
and
MCAPM,
L.P.,
including
the
voting
and
disposition
of
shares
of
the
Issuers
common
shares
held
in
the
name
of
MCAPM,






L.P.
Therefore,
both
Mork
Capital
Management,
LLC
and
Mr.
Michael
Mork
are
deemed



to
share
voting
and
disposition
power
with
MCAPM,
L.P.
with
regard
to
those
shares.


(C)
Michael
Mork


(a)
Aggregate
number
of
shares
beneficially
owned:
14,921,233
Percentage:
19.3%
(b)
1.
Sole
power
to
vote
or
to
direct
vote:
2,886,233
2.
Shared
power
to
vote
or
to
direct
vote:
14,921,233
3.
Sole
power
to
dispose
or
to
direct
the
disposition:
2,886,233
4.
Shared
power
to
dispose
or
to
direct
disposition:
14,921,233




(c)
On
January
11,
2023,
Michael
Mork
acquired
an
additional
1,250,000
shares
of
the
Issuers
common
shares
at
US
$0.1439
per
share,
through
a
non-brokered
private
placement.
The
cost
to
purchase
these
additional
shares
was
US
$179,914.31.
(d)
Mork
Capital
Management,
LLC
serves
as
the
investment
adviser
and
General
Partner
of
MCAPM,
L.P.
and
as
such
has
discretionary
authority
to
vote
and
dispose
of
shares
of
the
Issuers
common
shares.
Also,
because
Mr.
Michael
Mork
is
the
owner
and
Chief
Executive
Officer
of
Mork
Capital
Management,
LLC,
he
has
the
power
to
direct
the
affairs
of
both
Mork
Capital
Management,
LLC
and
MCAPM,
L.P.,
including
the
voting
and
disposition
of
shares
of
the
Issuers
common
shares
held
in
the
name
of
MCAPM,


L.P.
Therefore,
both
Mork
Capital
Management,
LLC
and
Mr.
Michael
Mork
are
deemed
to
share
voting
and
disposition
power
with
MCAPM,
L.P.
with
regard
to
those
shares.


Item
6.
Contracts,
Arrangements,
Understandings
or
Relationships
with
Respect
to
Securities
of
the
Issuer.


The
information
in
Items
3
and
4
is
incorporated
by
reference
herein.


Except
as
described
in
this
filing,
no
contracts,
arrangements,
understandings,
or
relationships
(legal
or
otherwise)
exist
between
any
Reporting
Person
and
any
person
with
respect
to
any
securities
of
the
Issuer,
including,
but
not
limited
to,
transfer
or
voting
of
any
of
the
securities,
finders
fees,
joint
ventures,
loan
or
option
arrangements,
puts
or
calls,
guarantees
of
profits,
divisions
of
profits
or
loss,
or
the
giving
or
withholding
of
proxies.
Except
as
described
above,
none
of
the
Reporting
Persons
is
a
party
to
any
arrangement
whereby
securities
of
the
Issuer
are
pledged
or
are
otherwise
subject
to
a
contingency
the
occurrence
of
which
would
give
another
person
voting
power
or
investment
power
over
such
securities.


Item
7.
Material
to
Be
Filed
as
Exhibits


Exhibit
No.
Description
1
Joint
Filing
Agreement,
dated
January
11,
2023



SIGNATURES


After
reasonable
inquiry
and
to
the
best
of
our
knowledge
and
belief,
we
certify
that
the
information
set
forth
in
this
statement
is
true,
complete,
and
correct.
Date:
January
20,
2023


MCAPM,
L.P.


/s/
Michael
Mork


By:Michael
Mork
General
Partner
Mork
Capital
Management,
LLC
/s/
Michael
Mork


By:Michael
Mork
Owner
and
Chief
Executive
Michael
Mork
/s/
Michael
Mork


Michael
Mork,
Individual



EXHIBIT
1
JOINT
FILING
AGREEMENT


This
Joint
Filing
Agreement,
dated
as
of
January
11,
2023
is
by
and
among
Mork
Capital
Management,
LLC,
MCAPM,
L.P.,
and
Michael
Mork
(collectively
referred
to
herein
as
the
Filing
Persons).


As
required
by
Rule
13d-1
and
Rule
13d-2
promulgated
under
the
Securities
Exchange
Act
of
1934
(the
1934
Act),
the
Filings
Persons
hereby
agree
to
file
jointly
a
Schedule
13D
and
any
amendments
thereto
relating
to
the
aggregate
ownership
by
each
of
the
Filing
Persons
of
any
voting
equity
security
of
a
class
of
NXT
Energy
Solutions,
Inc.
stock,
and
further
agree
that
this
Joint
Filing
Agreement
shall
be
included
as
an
exhibit
to
such
joint
filings.
Each
Filing
Person
agrees
that
the
information
set
forth
in
such
Schedule
13D
and
any
amendments
thereto
with
respect
to
such
Filing
Person
will
be
true,
complete,
and
correct
as
of
the
date
of
such
Schedule
13D
or
such
amendment,
to
the
best
of
such
Filing
Persons
knowledge
and
belief,
after
reasonable
inquiry.


The
undersigned
further
agree
that
each
party
hereto
is
responsible
for
the
timely
filing
of
such
Schedule
13D
and
any
amendments
thereto,
and
for
the
completeness
and
accuracy
of
the
information
concerning
such
party
contained
therein;
provided,
however,
that
each
Filing
Person
makes
no
representations
as
to
the
accuracy
or
adequacy
of
the
information
set
forth
in
the
Schedule
13D
or
any
amendments
thereto
with
respect
to
any
other
Filing
Person.
Each
Filing
Person
shall
promptly
notify
all
of
the
other
Filing
Persons
if
any
of
the
information
set
forth
in
the
Schedule
13D
or
any
amendments
thereto
shall
become
inaccurate
in
any
material
respect
or
if
said
person
learns
of
information
that
would
require
an
amendment
to
the
Schedule
13D.


MCAPM
,
L.P.


/s/
Michael
Mork


By:Michael
Mork
General
Partner
Mork
Capital
Management,
LLC
/s/
Michael
Mork


By:Michael
Mork
Owner
and
Chief
Executive
Michael
Mork
/s/
Michael
Mork


Michael
Mork,
Individual